

06050724

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53366

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED AUG 1 0 2006

REPORT FOR THE PERIOD BEGINNING 07/01/2005 AND ENDING 06/30/2006

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SKA SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22725 FAIRVIEW CENTER DRIVE   SUITE 100
(No. and Street)

FAIRVIEW PARK   OHIO   44126
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GARY D. KLUBNIK   440-734-2960
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT F. CLOUGHERTY CPA, INC.
(Name – if individual, state last, first, middle name)

20475 FARNSLEIGH ROAD #204   SHAKER HEIGHTS   OHIO   44122
(Address)   (City)   (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 0 1 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __GARY D. KLUBNIK_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __SKA SECURITIES, INC._____, as of __JUNE 30,_____, 20 __06___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__NONE__

CAROLYN E. TANSKI
NOTARY PUBLIC • STATE OF OHIO
My Commission expires Oct. 29, 2006

_____
Signature

__VICE-PRESIDENT_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SKA SECURITIES, INC.

Financial Statements
For the Year Ended June 30, 2006

Robert F. Clougherty, CPA, Inc.

20475 Farnsleigh Road #204
Shaker Heights, OH 44122-3850
Fax 216-491-3801
216-491-3800
cparfc@aol.com

Independent Auditor's Report

To the Board of Directors
SKA Securities, Inc.

We have audited the accompanying statement of financial condition of SKA Securities, Inc. as of June 30, 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SKA Securities, Inc. at June 30, 2006, and the results of their operations and their cash flows for the year since inception in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basis financial statements taken as a whole. The information contained in Schedules I, II, and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basis financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert F. Clougherty, CPA, Inc.
Shaker Heights, Ohio
July 17, 2006

SKA Securities, Inc.

June 30, 2006

TABLE OF CONTENTS

SKA Securities, Inc.

Statement of Financial Condition
June 30, 2006

ASSETS

Current assets		
Cash in checking and savings accounts		$ 17,989
NASD deposits		262
Commissions receivable		5,089
Prepaid income taxes		2
	Total current assets	23,342
Other assets		
Workers' compensation deposit		47
	TOTAL ASSETS	**$ 23,389**

LIABILITIES & STOCKHOLDERS' EQUITY

Current liabilities			
Accrued expenses			$ 886
Accrued income taxes payable			1,217
Deferred income taxes			925
Total current liabilities			3,028
Stockholders' equity			
Common stock, no-par value, 750 shares authorized and 500 shares issued and outstanding		$ 500	
Additional paid-in capital		16,500	
Retained earnings		3,361	20,361
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			**$ 23,389**

The accompanying notes are an integral part of these financial statements.

SKA Securities, Inc.

Statement of Income
For the Year Ended June 30, 2006

Revenues					
Commission income, mutual funds		$	55,493		
Pension plan administration			13,350		
Commission income, insurance			55		
College savings plans			1,600		
	TOTAL REVENUES			$	70,498
Cost of sales					1,668
	GROSS PROFIT				68,830
Expenses					
Salaries and wages			30,827		
Rent			9,600		
Payroll taxes			3,061		
Professional fees			1,800		
NASD membership fees			1,190		
State registration fees			2,285		
Dues and subscriptions			845		
Retirement plan contributions			1,650		
Continuing education			650		
Misc taxes			679		
Office supplies			568		
Insurance and workers' compensation			535		
Telephone			324		
Licenses & permits			70		
Bank service charges			29		
	TOTAL EXPENSES				54,113
	NET INCOME BEFORE INTEREST AND INCOME TAXES				14,717
Interest income					412
Provision for income taxes, current					(3,010)
Provision for income taxes, deferred					102
	NET INCOME			$	12,221

The accompanying notes are an integral part of these financial statements.

5

SKA Securities, Inc.

Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2006

	Common Stock		Additional Paid-In Capital		Retained Earnings		Total Stockholders' Equity	
Balances at June 30, 2004	$	500	$	16,500	$	11,140	$	28,140
Net income						12,221		12,221
Dividends paid						(20,000)		(20,000)
Balances at June 30, 2006	$	500	$	16,500	$	3,361	$	20,361

The accompanying notes are an integral part of these financial statements.

6

SKA Securities, Inc.

Statement of Cash Flows
For the Year Ended June 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	12,221
Adjustments to reconcile net income		
to net cash provided by operations:		
Changes in operating assets and liabilities:		
Commissions receivable		(60)
Prepaid taxes		(2)
NASD deposits		(210)
Accrued income taxes		250
Accrued expenses		339
Deferred income tax liability		(102)
Total adjustments		215
NET CASH PROVIDED BY OPERATIONS		12,436
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid		(20,000)
NET CASH USED FOR FINANCING ACTIVITIES		(20,000)
NET DECREASE IN CASH		(7,564)
CASH AT BEGINNING OF YEAR		25,553
CASH AT END OF YEAR	$	17,989
Income taxes paid during the year	$	3,419

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member or the National Association of Securities Dealers (NASD). The Company is an Ohio corporation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The Company is engaged as a securities broker-dealer including the facilitation of customers purchase and sales of mutual funds and advisory services for pension plan administration. The financial statements are presented on the accrual basis of accounting. Commissions and fees are recorded when earned.

Statement of cash flows – For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 30 days, that are not held for sale in the ordinary course of business.

Equipment - All acquisitions of property and equipment in excess of $1,000 and all expenditures for repairs, maintenance, renewals and betterments that materially prolong the useful lives of assets are capitalized. As of June 30, 2006, there have been no purchases of equipment.

Deferred Income Taxes – For income tax reporting, the Company uses the cash basis of accounting. As a result, net income recognized for financial statement purposes exceeds taxable income. Deferred income taxes have been recorded for the difference, which will be taxable in future periods when income is received.

Use of Management Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – COMMISSIONS RECEIVABLE

Commissions receivable represent the brokers/dealer's commissions due on mutual funds purchased by customers but not yet paid. There has been no allowance for doubtful accounts as all receivables have been deemed collectable.

NOTE 4 – PENSION PLAN

The Company maintains a discretionary SIMPLE plan covering all its employees. Retirement plan contributions are funded through a combination of monthly salary deferrals by employees and quarterly contributions by the employer. All employee deferrals are paid within 15 days of the employees' pay date.

NOTE 5 – LEASE OBLIGATIONS

The Company entered into a three-year lease for office space effective June 1, 2004 for a monthly rental of $800 per month.

Future minimum lease payments:

2007	8,800
Total	$ 8,800

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company rents space from a corporation that is owned by the stockholders on terms equivalent to those that prevail in arm's length transaction.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1(a)(2)) which requires that the company maintain net capital of $5,000 or greater. At June 30, 2006, the Company had a net capital of $ 20,361, which was $14,526 in excess of the required net capital.

NOTE 8 – INCOME TAX PROVISION

The provision for current income taxes was comprised of the following:

Federal income tax	$ 2,122
State franchise tax	590
Local income tax	298
Total	$ 3,010

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of June 30, 2006

The accompanying schedules are prepared in accordance with the requirements and
general format of FOCUS Form X-17A-5.

Schedule I.   Computation of Net Capital Under Rule 153-c1
Schedule II. Reconciliation of Audited Net Capital Computation and Broker/Dealer's Corresponding
              Unaudited Report Under Rule 17a-5(d)(4) of the Securities and Exchange Commission
Schedule III. Report in Material Inadequacies Under Rule 17a-5(j) of the Securities and Exchange
              Commission

SKA Securities, Inc.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of June 30, 2006

Net Capital		
Total stockholders' equity		$ 20,361
Deductions and/or changes:		
Nonallowable assets		
Accounts receivable	526	
Security deposits	47	
NASD deposits	262	835
Net capital		19,526
Required net capital		5,000
Excess net capital		$ 14,526

SKA Securities, Inc.
Schedule II
Reconciliation of Audited Net Capital Computation and
Broker/Dealer's Corresponding Unaudited Report
Under Rule 17a-5(d)(4) of the Securities and Exchange Commission

As of June 30, 2006

Net capital per FOCUS report: $ 14,526

Net capital per audited financial statements $ 14,526

SKA Securities, Inc.
Schedule III
Report on Material Inadequacies Under Rule 17a-5(j)
Of the Securities and Exchange Commission
June 30, 2006

For the year ended June 30, 2006, there were no material inadequacies found to exist.

20475 Farnsleigh Road #204
Shaker Heights, OH 44122-3850
Fax 216-491-3801
216-491-3800
cparfc@aol.com

Report on Internal Control Required by SEC Rule 17a-5
For a Broker/Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Board of Directors
SKA Securities, Inc.

In planning and performing our audit of the financial statements of SKA Securities, Inc. (the Company), for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17-a5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a3(a)(11)and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8j of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives in internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that the error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

14

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.

Robert F. Clougherty, CPA, Inc.
Shaker Heights, Ohio
July 17, 2006